Delisting Determination,The Nasdaq Stock Market, LLC,
March 20, 2015, Corporate Resource Services, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common shares of Corporate Resource
Services, Inc. (the Company), effective at the opening of the trading session on March 30, 2015. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, and IM-5101-1.
The Company was notified of the Staffs determination on February 23, 2015. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on March 4, 2015.